Exhibit 99.1

Press Release

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Sven Jacobsen

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Ryan Jimenez

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Contact for analysts and investors

Dr. Dominik Heger

T +49 6172 609 2525

dominik.heger@freseniusmedicalcare.com

www.freseniusmedicalcare.com

Shervin J. Korangy appointed CEO of Fresenius Medical Care to lead the next phase of strategic development and long-term profitable growth

Bad Homburg (October 7, 2026) – Fresenius Medical Care (FME), the world’s leading provider of products and services for individuals with renal diseases, today announced that Shervin J. Korangy (51) will become Chief Executive Officer (CEO) and Chair of the Management Board, effective October 12, 2026. The Supervisory Board unanimously appointed him to succeed Helen Giza (58), who has served as CEO and Chair of the Management Board for four years, following three years as CFO.

Under Ms. Giza’s leadership, FME successfully optimized its portfolio and implemented the FME25+ transformation program, reshaping its organization, streamlining processes and reducing its cost base by around EUR 1.2 billion. These measures have made the Company more efficient, profitable and resilient, providing a strong foundation for its next phase.

Building on this foundation, FME will focus on accelerating long-term profitable growth, advancing innovation, strengthening its market leadership and creating sustainable value for patients, customers and shareholders.

Shervin Korangy is a seasoned global executive with extensive leadership experience and deep domain know-how in healthcare and life sciences. He has led multinational businesses and brings a strong track record in global expansion, portfolio innovation and strategic transformation across complex international organizations. Most recently, as CEO of U.S.-headquartered BVI Medical, he transformed the business into a global leader in surgical eye care.

Having served on FME’s Supervisory Board since 2023, he also has a deep understanding of the dialysis business, its strategic context and its key opportunities. He will work with the management team to build on the Company’s strong foundation and shape its next phase of growth.

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“The Supervisory Board is grateful to Helen for her leadership and commitment over the past seven years. Under her leadership, the Company successfully addressed key operational and financial priorities and became more efficient, profitable and resilient,” said Michael Sen, Chairman of the Supervisory Board of Fresenius Medical Care AG.

“Fresenius Medical Care has reached an important strategic inflection point. The transformation of recent years has largely achieved its objectives, and the next phase of growth will benefit from a different leadership profile,” Mr. Sen continued. “Shervin is the natural choice to lead FME forward. Through our close work with him on the Supervisory Board, we have seen his vision, judgment and rigor first-hand. He combines broad executive experience and an external perspective with a strong understanding of FME. His healthcare leadership, operational transformation and capital allocation expertise will support long-term profitable growth and value creation.”

“It is truly a privilege to lead Fresenius Medical Care into the next phase. I am humbled by the trust placed in me and feel a sense of great responsibility to each of the almost 110,000 employees in our organization and the hundreds of thousands of patients that FME serves. Healthcare is changing at a rapid pace with evolving patient needs and care delivery models. FME has a unique global platform, strong market positions and a significantly strengthened foundation following FME25+. My focus will be on identifying opportunities to accelerate innovation, expand access to care, improve outcomes and drive long-term profitable growth. Our priority will always be rooted in listening to our stakeholders,” said Shervin Korangy. “I am confident about what FME can achieve. I look forward to working with the leadership team and our people across the organization to deliver against elevated ambitions and to provide our patients with the optimal level of care.”

“It has been an honor to serve as Fresenius Medical Care’s CEO and, today, it is a more resilient company, with an optimized portfolio, a more efficient organizational structure and processes, improved profitability, and a sound financial foundation,” said Helen Giza. “Together with the team, we have laid a strong foundation for FME’s next strategic phase with FME25+ and brought true innovation and improved outcomes to those who need it most – our patients. I believe this is the right time to hand over to Shervin, who, supported by FME’s outstanding management and leadership team, will lead the Company toward a successful future. I wish the Company and its great team continued success.”

In light of his appointment as CEO, Shervin Korangy has resigned from his position as a member of FME’s Supervisory Board. The Supervisory Board has identified Ms. Ann Custin as a highly qualified successor. Ms. Custin has almost 40 years of management experience in the global healthcare sector and adds strong financial and digital competencies as well as supply chain know-how to the Supervisory Board. The court proceedings to appoint Ms. Custin until the end of the current term will be initiated in due course.

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Biography Shervin Korangy

Shervin Korangy was most recently the President and Chief Executive Officer of BVI Medical (BVI), where he spent nearly a decade (2017–2026) transforming the company into an ophthalmology-focused MedTech platform with products reaching almost 90 countries. Under his leadership, BVI built a robust pipeline of innovation, expanded its footprint into numerous new markets, and enhanced its portfolio across several new strategic product categories. He stepped down from BVI in January of 2026 and subsequently served as a senior advisor to BVI and TPG Capital.

Prior to BVI, Mr. Korangy was a senior executive with Swiss headquartered Novartis Group AG, one of the largest global healthcare companies, holding roles which included several country/regional commercial roles spanning medical devices, consumer healthcare, and pharmaceuticals as well as Global Head of Corporate Finance. He started his career and spent over 14 years with Blackstone, one of the world’s leading alternative investment firms, most recently as a Managing Director with experience spanning both the Restructuring/Special Situations and Private Equity businesses. In addition, he is a co-founder of Sight Sciences, a growth-stage medical device company focused on transforming glaucoma and dry eye treatment.

Mr. Korangy has been a member of the Supervisory Board of Fresenius Medical Care AG since 2023. He has also served on several public and privately held corporate boards over the years including BVI Medical Ltd, Hain Celestial, Motus GI, Pelican Rouge Group, Pinnacle Foods Group, amongst others. He has served on The Wharton School’s Undergraduate Board since 2024 and previously served on The Wharton School’s McNulty Leadership Advisory Board, at the University of Pennsylvania.

He holds a Bachelor of Science in Economics with concentrations in Management and Finance from the Wharton School of the University of Pennsylvania.

About Fresenius Medical Care:

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 4.5 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,513 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approx. 290,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care does not undertake any responsibility to update the forward-looking statements in this release.

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